UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM SD
Specialized Disclosure Report
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XILINX, INC.
(Exact name of registrant as specified in its charter)
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Delaware	000-18548	77-0188631
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2100 Logic Drive, San Jose, California		95124
(Address of principal executive offices)		(Zip Code)

Catia Hagopian
Senior Vice President, General Counsel and Secretary
(408) 559-7778
(Name and telephone number, including area code, of the person to contact in connection with this report.)

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Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

✓	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2018

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Section 1 - Conflict Minerals Disclosure

Items 1.01 and 1.02 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

For the calendar year 2018, Xilinx, Inc. (“Xilinx”) has evaluated its products and determined that certain “conflict minerals” are necessary to the functionality or production of its products. After a reasonable country of origin inquiry (“RCOI”), Xilinx determined additional due diligence and effort are necessary to determine the country of origin of necessary conflict minerals or whether the necessary conflict minerals were from recycle or scrap sources.

Xilinx’s RCOI was based on multi-industry initiatives with the smelters and refiners of “conflict minerals,” which are columbite-tantalite, cassiterite, gold, wolframite, and their derivatives which are limited to tantalum, tin, and tungsten, who provide those conflict minerals to Xilinx’s suppliers or lower-tier suppliers. The origin of conflict minerals cannot be determined with any certainty once the raw ores are smelted, refined and converted to ingots, bullion or other conflict mineral containing derivatives. The smelters and refiners are consolidating points for raw ore and are in the best position in the total supply chain to know the origin of the ores.

Xilinx undertook quarterly due diligence to seek to determine the source and chain of custody of conflict minerals necessary to the functionality or production of Xilinx’s products. Xilinx designed its due diligence measures to be in conformity, in all material respects, with the nationally and internationally recognized due diligence framework in the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas: Second Edition (OECD 2013) and related Supplements for each of the conflict minerals. In conducting due diligence on the supply chain sourcing, Xilinx followed current industry guidelines under the Conflict Free Sourcing Initiative (“CFSI”) of the Electronic Industry Citizenship Coalition and the Global e-Sustainability Initiative. The CFSI’s Conflict Free Smelter Program (“CFSP”) enables companies to trace the mine of origin of conflict minerals. The CFSP audits smelters and refiners to ensure that all certified smelters and refiners only use the ore that are conflict free from the Democratic Republic of Congo or any country that shares an internationally recognized border with the Democratic Republic of Congo.

This information is publicly available at http://www.xilinx.com/about/corporate-responsibilities.html.

Item 1.02

Not applicable.

Section 2 - Exhibits

Item 2.01 Exhibits

Not applicable.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

XILINX, INC.

Date: May 30, 2019	By:	/s/ Vincent L. Tong
Vincent L. Tong
Executive Vice President, Global Operations and Quality